

December 11, 2013

<u>Via E-mail</u>
Mr. Tal Gilat
President and Chief Executive Officer
Inksure Technologies Inc.
18 East 16th Street, Suite 307
New York, New York 10003

      Re: **Inksure Technologies Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2012
                Filed March 29, 2013
                File No. 0-24431

Dear Mr. Gilat:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ John Cash

                                John Cash
                                Accounting Branch Chief